SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.)*

DJ Wilshire REIT ETF

(Name of Issuer)

Closed End Equity Mutual Fund

(Title of Class of Securities)

78464A607

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 78464A607	13G	Page 2 of 6

1.	NAME OF REPORTING PERSONS

TIAA-CREF Trust Company, FSB
I.R.S. Identification Nos. 43-1814494

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	2,086,189.47

6.	SHARED VOTING POWER	0

7.	SOLE DISPOSITIVE POWER	2,086,189.47

8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,086,189.47

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.06%

12.	TYPE OF REPORTING PERSON

Savings Association

CUSIP No. 78464A607	13G	Page 3 of 6

Item 1(a).	NAME OF ISSUER:

SSgA Funds Management, Inc

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Lincoln Street
Boston, MA 02111-2900

Items 2(a)-2(c).	NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP OF PERSONS FILING:

TIAA-CREF Trust Company, FSB
211 North Broadway, Suite 1000
St. Louis, MO

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Closed End Equity Mutual Fund

Item 2(e).	CUSIP NUMBER:

78464A607

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13d-1(b), OR §240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☒	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Advisors

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 78464A607	13G	Page 4 of 6

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Aggregate amount beneficially owned:	2,086,189.47 (See Exhibit A attached)

(b) Percent of class:	6.06%

(c) Number of shares as to which the person has:

Sole Voting Power:	2,086,189.47

Shared Voting Power:	0

Sole Dispositive Power:	2,086,189.47

Shared Dispositive Power:	0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP No. 78464A607	13G	Page 5 of 6

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Exhibit A attached

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

Item 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with nomination under §240.14a-11.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015

TIAA-CREF Trust Company, FSB

By:	/s/ Douglass Patrick Franklin
Douglass Patrick Franklin, Vice President, Director of Trust Operations

CUSIP No. 78464A607	13G	Page 6 of 6

EXHIBIT A

ITEM 6. OWNERSHIP.

TIAA-CREF Trust Company, FSB serves as investment advisor or investment manager to individuals, trusts, partnerships and various other types of legal entities.